EXHIBIT 1
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FOR IMMEDIATE RELEASE                                              21 April 2004

                              WPP GROUP PLC ("WPP")

                          Fitch acquires RPA in the US


WPP announces that its wholly-owned operating company, Fitch, has acquired Retail Planning Associates LLC ("RPA"), a retail strategy and design firm based in the US.

Fitch and RPA's existing studios in Columbus, Ohio will be merged to form Fitch:RPA, representing a significant consolidation in the fragmented retail and product design sectors. Clients of the combined business will include BP, Merrell, SC Johnson, Sprint and Toys `R' Us.

RPA employs 53 people and had revenues of $8 million for the year ended 31 December 2003 and net assets of $2 million as at the same date.

The acquisition of RPA reinforces WPP's comprehensive marketing services offer and continues the Group's strategy of strengthening its practices in important markets and sectors.

For further information, please contact:

Feona McEwan, WPP                           44-20 7408 2204
www.wpp.com


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